Exhibit 3

FORM OF

SHARE PLEDGE AGREEMENT

among

HANZADE VASFİYE DOĞAN BOYNER,

VUSLAT DOĞAN SABANCI,

YAŞAR BEGÜMHAN DOĞAN FARALYALI,

ARZUHAN DOĞAN YALÇINDAĞ,

IŞIL DOĞAN

as the Pledgees

and

JOINT STOCK COMPANY KASPI.KZ
as the Pledgor

Dated January 29, 2025

This share pledge agreement (this "**Agreement**") is executed on January 29, 2025 (the "**Signing Date**"):

BETWEEN

1. **Hanzade Vasfiye Doğan Boyner**, a Turkish citizen with the Turkish ID number [•] and residing at the address of [•] ("**HVDB**"), **Vuslat Doğan Sabancı**, a Turkish citizen with the Turkish ID number [•] and residing at the address of [•], **Yaşar Begümhan Doğan Faralyalı**, a Turkish citizen with the Turkish ID number [•] and residing at [•], **Arzuhan Doğan Yalçındağ**, a Turkish citizen with the Turkish ID number [•] and residing at [•], and **Işıl Doğan**, a Turkish citizen with the Turkish ID number [•] and residing at [•] (collectively, the "**Pledgees**");

2. **Joint Stock Company Kaspi.kz**, a joint stock company incorporated under the Laws of Kazakhstan, with its headquarters located at the address of 154A Nauryzbai Batyr Street Almaty, 050013, Kazakhstan (the "**Pledgor**");

The Pledgees and the Pledgor shall be referred to individually as the **"Party"** and collectively as the **"Parties"**.

WHEREAS:

A. On October 17, 2024, the Pledgees and the Pledgor entered into a stock purchase agreement (the "**Stock Purchase Agreement**") in relation to the purchase by the Pledgor of shares of the Pledgees in the Company.

B. As a condition to the shares being made available to the Pledgor under the Stock Purchase Agreement, according to the Stock Purchase Agreement, the Parties have agreed that the Pledgor grants to the Pledgees a first degree and first ranking pledge in favour of the Pledgees over 65,199,658 Class B Shares of the Company as set out in

C. Schedule 1 (**Pledged Shares**) (as at the Signing Date, shares purchased by the Pledgor represent 65.41% of the total share capital of the Company and Pledged Shares represent 37.63% of the Class B Shares acquired by the Pledgor pursuant to the Stock Purchase Agreement) including the Additional Shares that may be issued by Company from time to time (the "**Pledged Shares**") as a continuing security for the Secured Obligations.

IT IS AGREED as follows:

1. DEFINITIONS AND INTERPRETATION
1.1. Definitions

In this Agreement:

"Additional Shares" means, at any time after the Signing Date, the paid capital and/or bonus issue capital increases to be made on the Company's share capital, benefit of the pre-emption rights granted under such capital increases, share split, share exchange, capital increases with our without premium or capital substitution made by limitation of the pre-emption rights of third persons' or all additional shares in such numbers as to maintain the aforementioned ratios (share certificates issued/to be issued representing such shares and/or their issuance certificates) which will be included within the scope of this Share Pledge pursuant to the provisions of this Agreement in connection with the capital readjustment of the Company or acquired otherwise in the share capital of the Company by the Pledgor, or all the additional shares, instrument or assets issued in connection with the Pledged Shares in such numbers as to maintain the aforementioned ratios due to any merger, acquisition, share exchange, transfer of assets, liquidation or similar corporate restructuring;

"Affiliates" has the meaning assigned to in Exhibit A of the Stock Purchase Agreement;

"Agreement" means this Share Pledge Agreement between the Parties together with the Schedules;

"Big Four" means four global accounting firms Deloitte, Ernst&Young (EY), PricewaterhouseCoopers (PwC), and Klynveld Peat Marwick Goerdeler (KPMG);

"Business Day" means any day, excluding Saturday, Sunday and any other day on which commercial banks in New York, United States, or Ankara, Republic of Türkiye, or Astana, Kazakhstan are authorized or required by law to close;

"Closing Date" has the meaning set forth in Section 2.2(a) of the Stock Purchase Agreement;

"Company" means **D-Market Elektronik Hizmetler ve Ticaret Anonim Şirketi**, a joint stock company incorporated under the Laws of the Republic of Türkiye, registered with the Istanbul Trade Registry under the registration number 436165-0 and with its headquarters located at the address of Kuştepe Mahallesi Mecidiyeköy Yolu Caddesi No: 12 Trump Towers Kule:2 Kat:2 Şişli/Istanbul, Republic of Türkiye;

"Event of Default" means any default, delay or failure by the Pledgor in paying the Secured Obligations in accordance with Section 2.3(a)(ii) of the Stock Purchase Agreement which continues for five (5) Business Days following notice thereof by the Pledgees;

"Execution and Bankruptcy Law" means the Execution and Bankruptcy Law numbered 2004, published in the Official Gazette dated 19 June 1932 and numbered 2128;

"**Final FMV**" has the meaning assigned to in clause 4 of this Agreement;

"**FMV**" has the meaning assigned to it in clause 4 of this Agreement;

"**Independent Valuation**" has the meaning assigned to in clause 4 of this Agreement;

"**Independent Valuer**" has the meaning assigned to in clause 4 of this Agreement;

"**Initial Valuer**" has the meaning assigned to it in clause 4 of this Agreement;

"**Party**" has the meaning set forth in the Preamble;

"Pledged Shares" has the meaning assigned to it in the Preamble of this Agreement;

"Pledgees" has the meaning assigned to it in the Preamble of this Agreement;

"Pledgor" has the meaning assigned to it in the Preamble of this Agreement;

"Related Rights" means in respect of any Pledged Shares, all rights including, but not limited to, rights and payments due at any time during the term of this Agreement (and including, but not limited to, managing, voting, attending to general assembly, dividend and distribution rights, the right to file an annulment action against general assembly resolutions), benefits and interests in respect of or derived from the Pledged Shares and any amounts to be declared or distributed in connection therewith and any and all other proceeds (including liquidation proceeds and interest thereof), from time to time received, distributed or otherwise receivable in respect of or in exchange for the Pledged Shares;

"Release Date" has the meaning assigned to it in clause 9 of this Agreement;

"**Second Valuer**" has the meaning assigned to in clause 4 of this Agreement;

"**Secured Obligations**" means the obligations of the Pledgor to pay to the Pledgees the Deferred Cash Consideration (as defined in the Stock Purchase Agreement) in the aggregate, due no later than six (6) months after the Closing Date of the Stock Purchase Agreement, as per and in accordance with Section 2.3(a)(ii) of the Stock Purchase Agreement;

"Share Certificates" means any temporary share certificates, share certificates or bare shares representing the Pledged Shares;

"Share Pledge" has the meaning assigned to it in clause 2.1.a. of this Agreement;

"Share Pledge Agreement Supplement" means a share pledge agreement supplement entered into substantially in the form set out in Schedule 4 (**Share Pledge Agreement Supplement**) hereto in accordance with the terms of this Agreement;

"Turkish Commercial Code" means the Turkish Commercial Code numbered 6102, published in the Official Gazette dated 14 February 2011 and numbered 27846.

1.2. Interpretation

1.2.a. In this Agreement, unless otherwise expressly provided, the following rules of interpretation shall apply:

1.2.b. When calculating the period of days before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the day that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the relevant period shall end on the next succeeding Business Day. Unless otherwise expressly indicated, the terms indicated in weeks or months shall end on the same calendar day of the relevant week or month set as the end of the term.

1.2.c. The expressions of each Party shall include their respective legal successors, legatees, heirs and devisees of each Party.

1.2.d. Unless otherwise explicitly stated, all references made to days shall mean calendar days.

1.2.e. Unless expressly stated to the contrary, in this Agreement: (i) words in singular include the plural and vice versa; (ii) references to a clause, paragraph, section or Schedule are a reference to clause of, or a Schedule or paragraph, or section of a Schedule to, this Agreement; (iii) Schedules form part of this Agreement and shall be construed and have the same full force and effect as if expressly set out in the main body of this Agreement; (iv) the division of this Agreement into sections, paragraphs and other subdivisions and the insertion the headings in this Agreement are for ease of reference only and shall not in any way affect its construction or interpretation; and (v) references to **"include"** or **"including"** are to be construed without limitation shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

2. SHARE PLEDGE

2.1. Establishment of the Share Pledge

2.1.a. Pursuant to the terms and conditions of this Agreement, Pledgor hereby irrevocably and unconditionally establishes in favour of the Pledgees, as collateral and continuing security for the irrevocable fulfilment of the Secured Obligations an effective first degree and first ranking (*birinci derece ve birinci sıra*) pledge (the **"Share Pledge"**) over the Pledged Shares as stated in

2.1.b. Schedule 1 and the Related Rights in relation to the Pledged Shares.

2.2. **Exercise of Rights Pertaining to the Pledged Shares**

2.2.a. On the Signing Date of this Agreement, the Pledgor shall irrevocably:

2.2.a.1. deliver to the Pledgees the Share Certificates representing the Pledged Shares, each bearing a pledge endorsement (*rehin cirosu*) in favour of Pledgees on a pro rata basis in accordance with clause 2.1.a. above;

2.2.a.2. deliver to the Pledgees a copy of duly approved board of directors' resolution, in the form and substance satisfactory to the Pledgees, regarding the pledging and pledge endorsement of the shares belonging to the Pledgor to the Pledgees and the establishment of a Pledge in favor of the Pledgees on these shares on the Signing Date;

2.2.a.3. deliver the notarized copies of the relevant pages of the Company's share ledgers evidencing the registration of the Share Pledge to the Pledgees;

2.2.a.4. deliver to the Pledgees a fully completed and signed Representation Certificate attached hereto as Schedule 2 (**Representation Certificates**) and General Instruction attached hereto as Schedule 3 (**General Instruction**) both of which will become invalid and unusable, and be returned to the Pledgor, upon fulfilment of the Secured Obligations; and

2.2.a.5. carry out any and all other transactions required or necessary under applicable law for the establishment and validity of the Share Pledge on the Pledged Shares or as reasonably requested by the Pledgees.

2.2.b. Until the occurrence of an Event of Default, the Pledgor shall have the right to exercise its voting rights and other Related Rights provided that it shall exercise its rights in respect of the Pledged Shares taking into account the benefits of the Pledgees in an equitable manner and shall not exercise its rights in a manner that would result in an Event of Default or otherwise materially prejudice the Pledgees relative to other shareholders of the Company. Following the occurrence of and during the continuance of an Event of Default, all voting rights and other Related Rights shall be exercisable by the Pledgees in accordance with the provisions of the Stock Purchase Agreement and this Agreement and not by the Pledgor.

2.2.c. Upon the occurrence of an Event of Default, any Related Rights, including the rights to attend and vote at the general assembly meetings, shall be exercised solely by the Pledgees. For the avoidance of doubt, without prejudicing the rights of the Pledgor, the Pledgees shall exercise the rights to attend and vote at the general assembly meetings based on the "depositor representative" power granted hereunder. The provisions hereof shall constitute, on their own, a duly executed letter of proxy authorizing the Pledgees to exercise the right to attend, and vote at, the general assembly meetings and the Pledgor shall procure that the Company enables the Pledgees to exercise the Related Rights in accordance with this provision without any further request.

3. ABSOLUTE SECURITY INTEREST

3.1. All rights of the Pledgees under this Agreement, all security rights of the Pledgees stated in this Agreement and all obligations of the Pledgor under this Agreement are absolute, in each case, subject to applicable law.

3.2. The Share Pledge is to be a continuing and independent security interest, notwithstanding any intermediate payment in respect of the Secured Obligations or amendment of the Stock Purchase Agreement or any discharge to be made under the Stock Purchase Agreement and without prejudice to any other security interests which the Pledgees may now or hereafter hold in respect of the Secured Obligations. For the avoidance of doubt, any intermediate payment to be made by the Pledgor which constitutes a decrease in the amount of the Secured Obligations will not affect the existence and validity of the Pledge, and the Pledge will continue to be in full force and effect for the remaining portion of the Secured Obligations.

3.3. For the avoidance of any doubt, this clause 3 shall be without prejudice to the principle of ancillary (*rehnin fer'iliği ilkesi*) of the pledge under the Turkish law and provisions of this clause 3 shall interpreted accordingly.

4. ENFORCEMENT OF THE SHARE PLEDGE

4.1. Following the occurrence of an Event of Default:

4.1.a. the Pledgees shall be entitled to enforce the Share Pledge and sell all or any part of the Pledged Shares as stated in clause 4.1.b. below.

4.1.b. the Pledgees shall be entitled to have the Pledged Shares sold, at their sole discretion, whether by way of foreclosure of the pledge in accordance with the applicable provisions of the Execution and Bankruptcy Law or by way of private sale, in the sole discretion of the Pledgees among the nominees (which may include Affiliates of the Pledgees) selected by the Pledgees (in their sole discretion) and to deduct the sale proceeds to be collected in such way from the receivables under the Secured Obligations, without being required to applying an official authority and other legal remedies. The nominees should not include competitors of Pledgor or the Company.

4.1.c. The procedure of the Pledgees to use their authority of private sale shall commence with a written notice ("**Private Sale Initiation Notice**") to Pledgor of Pledgees' intention to effect a private sale and their intention to seek determination of the fair market value of the Pledged Shares (the "**FMV**") in accordance with this clause. The FMV for purposes of this Agreement shall mean the market value of the Pledged Shares in the Company as of the reference date to be used by the Independent Valuers (as defined below) to determine the FMV, calculated in US Dollars. If the Pledgees exercise their option to conduct a private sale in accordance with the provisions set forth under this Agreement, the Pledgees, at their sole discretion, shall be entitled to appoint one of the Big Four audit firms ("**Initial Valuer**") in order to determine the FMV of the Pledged Shares by application of an internationally recognized valuation method. The Pledgees shall promptly notify the Pledgor in writing of their decision to appoint the Initial Valuer, following which the Pledgor shall be entitled to appoint another Big Four audit firm (a "**Second Valuer**", and together with the Initial Valuer, each, an "**Independent Valuer**") to determine the FMV. If the Pledgor decides not to exercise its right to appoint a Second Valuer, then the FMV as determined by the Initial Valuer shall be the final and binding FMV of the Pledged Shares. If however the parties appointed two separate Independent Valuers, then: (a) if the FMV as determined by each Independent Valuer (each, an "**Independent Valuation**" and together, the "**Independent Valuations**") is the same as the other, then the parties hereto agree that such FMV shall be the final and binding FMV of the Pledged Shares; and (b) if, the Independent Valuations as determined by the Independent Valuers are not the same, then the parties hereto agree that the final FMV shall be the average of the two Independent Valuations. The FMV, as finally determined pursuant to this clause 4.1.c., shall be referred hereto as the "**Final FMV**". Except in the case of fraud or manifest error, including miscalculation and arithmetical errors, the determination of the Final FMV in accordance with this clause 4.1.c. shall be final and binding on the Parties. The parties hereto accept, declare and undertake that (a) they shall promptly provide the Independent Valuer with the information and data to be required by such Independent Valuer, (b) make available to the Independent Valuer, upon its request, representatives and officers of each of the Company, the Pledgees and the other Independent Valuer, as applicable, and (c) the fees and costs of each Independent Valuer shall form part of the Secured Obligations. In the event that the Pledgor fails to provide Independent Valuation by the Second Valuer to the Pledgees within 30 days from Private Sale Initiation Notice, then the FMV as determined by the Initial Valuer shall be the final and binding FMV of the Pledged Shares.Following the determination of the Final FMV of the Pledged Shares by the Independent Valuer, the Pledgees, at their sole discretion, shall be entitled to use their authority of private sale of the Pledged Shares to the nominees (which may include Affiliates of the Pledgees), which the Pledgees deem appropriate, at the Final FMV. If the Pledgees are unable to sell the Pledged Shares at the Final FMV despite making all necessary and reasonable efforts, the Pledgees shall be entitled to sell the Pledged Shares at a price corresponding to at least 85% of the Final FMV.

4.1.d. In the event that the Pledgees elect (in their sole discretion) to use their authority of private sale and initiate the procedure for this private sale, it shall not be considered as a waiver of their right to initiate legal proceedings by way of foreclosure of the pledge in accordance with the applicable provisions of the Execution and Bankruptcy Law. The Pledgees shall be authorized to initiate legal proceedings by way of foreclosure of the pledge in accordance with the applicable provisions of the Execution and Bankruptcy Law, regardless of the stage of the proceedings to be initiated during the private sale.

4.1.e. Additionally, the Pledgees are entitled to foreclose, at their sole discretion, the Pledged Shares directly in the market or in the stock exchange on the basis of market value or in any way that the Pledgees will deem appropriate without initiating the foreclosure proceeding of the pledge over the movables regulated under the Execution and Bankruptcy Law and to use the collected sale amounts for the satisfaction of the Secured Obligations. The Pledgor hereby agrees, represents and undertakes that it waives, in advance, all kinds of their rights of defence and objection in this respect.

4.1.f. The Pledgor accepts, declares and undertakes that it shall and shall procure that the Company shall, as applicable, (a) not take actions which would reasonably be expected to prevent the sale of the Pledged Shares, (b) record the new owner of the Pledged Shares in the Company's share ledger promptly, and in any event within five (5) Business Days following the sale of the Pledged Shares, and (c) take all actions reasonably necessary or desirable to foreclose the Pledged Shares, at the sole cost of the Pledgor and the Company, in a way that the Pledgees deem reasonably appropriate in accordance with this Agreement. The Pledgor shall not claim the invalidity of the authority given in relation to the procedure of private sale.

4.1.g. All proceeds collected as a result of any foreclosure of the Pledged Shares shall be received by the Pledgees.

4.1.h. All dividends received by the Pledgor after the occurrence of an Event of Default shall be segregated from other funds of the Pledgor and shall be promptly, and in any event within two (2) Business Days of receipt, paid to the Pledgees and such amount shall be deducted from the receivables under the Secured Obligations. For the avoidance of doubt, the dividends declared but not paid before the occurrence of an Event of Default shall be directly paid to the Pledgees after the occurrence of an Event of Default. In case such dividends are received by the Pledgor after the occurrence of an Event of Default, these amounts shall be segregated from other funds of the Pledgor and shall be promptly, and in any event within two (2) Business Days, paid to the Pledgees.

4.1.i. Following the occurrence of an Event of Default, all rights relating to the Pledged Shares, including but not limited to the voting rights (except for the ownership right), shall be exercised by the Pledgees and not by the Pledgor in accordance with the terms and conditions of this Agreement and the Pledgees and the Pledgor expressly accept such voting arrangements. The Pledgees shall be entitled to exercise such voting rights as they deem appropriate and in their sole and absolute discretion to protect their interest as Pledgees, but otherwise without prejudice to the rights and interest of the Pledgor.

4.1.j. The Pledgees shall cause the sale of only the portion of the Pledged Shares necessary to satisfy the Secured Obligations. The net proceeds received by the Pledgees in respect of the sale of the Pledged Shares pursuant to this clause 4 shall be used by the Pledgees only for the satisfaction of the Secured Obligations determined in accordance with the Stock Purchase Agreement, and any amount in excess thereof following the full satisfaction of the Secured Obligations shall be returned to the Pledgor.

5. REPRESENTATIONS AND WARRANTIES

5.1. The Pledgor represents and warrants the following, in each case, assuming the correctness and accuracy of the Fundamental Representations (as defined in the Stock Purchase Agreement) regarding the Sellers and the Company (the "**Fundamental Representations**") to the extent they impact the following representations and warranties:

5.1.a. the Pledgor is the sole registered, lawful and beneficial owner of, and at the date of this Agreement has full, valid and unrestricted title to the Pledged Shares currently owned by it as free and clear of any lien, security interest, option or pre-emption right or other charge or encumbrance or voting arrangement and the Share Pledge established by this Agreement and there are no counterclaims which give rise to exercise of right of set-off or right of retention against the Pledged Shares owned by the Pledgor, the rights of the Pledgor arising from the Pledged Shares have not been transferred or assigned;

5.1.b. all necessary authorizations and approvals required for the execution, performance and validity of this Agreement and to enable or entitle the Pledgor to enter into this Agreement and to perform its obligations under this Agreement have been obtained and are in full force and effect and will remain in full force and effect at all times during the validity period of this Agreement;

5.1.c. the Pledged Shares represent 20% of the total issued capital of the Company as of the Signing Date and they (together with any Additional Shares) shall continue to represent 20% of the total issued capital of the Company during the term of the Share Pledge;

5.1.d. the Pledgor has not sold or including the establishment of usufruct rights or disposed of, or agreed to sell or dispose of, any of the Pledged Shares or any of the rights derived arising out of the Pledged Shares;

5.1.e. the obligations established in favour of the Pledgees under this Agreement or the Share Pledge Agreement Supplement constitute legal, valid and binding obligations and are enforceable against them in accordance with the terms of this Agreement and the Share Pledge Agreement Supplement;

5.1.f. the execution, delivery and performance of this Agreement by the Pledgor does not violate any applicable law or any provisions of the other relevant regulations or any decision or decree of any court or any provision of its constitutional documents that are applicable to the Pledgor including the article of associations, nor constitute a violation under any agreement or other instrument which it is a party to or which is binding on it;

5.1.g. this Agreement creates a valid and duly established first degree and first ranking share pledge over the Pledged Shared held by the Pledgor in favour of the Pledgees, in order to constitute the security of the Secured Obligations;

5.2. the representations and warranties set forth under clause 5.1. of this Agreement are made on the Signing Date hereof and are deemed to be repeated on each date when a Share Pledge Agreement Supplement is executed by the Pledgor.

5.3. The Pledgee accepts and undertakes that share classes may be removed and the articles of association of the Company amended therefore, certificates representing the Pledged Shares may have to be cancelled and new shares certificates issued for that purpose, this shall not be a breach of the Agreement or the warranties herein.

5.4. In case any claim is made by a third party for a breach of the Fundamental Representations, which is resolved by a final, non-appealable order of a court or arbitrator of competent jurisdiction against the Sellers, and which impacts the representations and warranties of the Pledgor herein, the Pledgor shall not be deemed in breach of its representation and warranties hereunder which related to such claims or the subject matter thereof.

6. COVENANTS OF THE PLEDGOR

6.1. Until the Release Date, the Pledgor is obliged to satisfy the following (in each case subject to the correctness and accuracy of the Fundamental Representations to the extent they impact the following covenants):

6.1.a. Subject to the Pledgor having had such number of its representatives appointed as a majority of the Board of the Company, the Pledgor shall, and shall cause the Company to, promptly, and in any event within seven (7) Business Days of receipt, deliver to the Pledgees a copy of each notice in relation to the Pledged Shares received by the Pledgor and the Company and notify the Pledgees of any claims raised by third parties and/or governmental authorities in relation to the Pledged Shares which may have an effect on the value or the legal title or ownership of the Pledged Shares.

6.1.b. To the extent the Pledgor defends the Pledgees' rights and security interests attached to or in relation to the Pledged Shares against the claims of any third person the Pledgor shall do so in consultation with the Pledgees.

6.1.c. The Pledgor at its sole cost and expense, shall, and shall cause the Company to, promptly take all actions and execute and deliver all ancillary documents and requirements (including, but not limited to, serving notices, preparing documentation and conducting any registrations as may be required under the Turkish Law and relevant legislation) that the Pledgees that may be required at any time in order to (a) promptly perfect the Share Pledge, (b) enable the Pledgees to exercise and enforce its rights and remedies under this Agreement with respect to the Pledged Shares and the Share Pledge (including, without limitation, undertaking a private sale following the occurrence of an Event of Default), (c) satisfy the purposes of this Agreement, and (d) hold the Pledgees harmless from and against any violation of the Pledgor which may affect the validity of the Share Pledge.

6.1.d. Except for the Share Pledge established and to be established under this Agreement, the Pledgor shall not sell, assign, transfer, exchange or otherwise dispose of, establish usufruct rights or agree to sell or dispose of, the benefit of all or any of their rights including the pre-emption rights in relation to any capital increase in the share capital of the Company and any interest in relation to or attached to the Pledged Shares or any part thereof.

6.1.e. The Pledgor shall not create or permit to the establishment of any other pledge, lien, security interest, ancillary attachment, other charge or other encumbrance or any personal right or right in rem on the Pledge Shares or which may wholly or partly affect the Pledged Shares except for the Share Pledge established or to be established under this Agreement and shall not assign and transfer their rights in relation to the Pledged Shares.

6.1.f. The Pledgor shall not make or consent to any amendment or other modification or waiver with respect to any of the Pledged Shares (or the rights arising out of the Pledged Shares) or enter into any agreement with respect to any of the Pledged Shares or permit to exist any restriction on the Pledged Shares (or the rights arising out of the Pledged Shares) other than the Share Pledge under this Agreement; provided, however, that the foregoing shall not limit or restrict the Pledgor from taking any actions contemplated by the Stock Purchase Agreement, including, but not limited to, the reclassification of Class A Shares as Class B Shares and/or the reclassification of all Class A and Class B Shares as common stock or ordinary shares.

6.1.g. In case of the issuance of the Additional Shares, the Pledgor shall, and shall cause the Company to grant or procure to grant to the Pledgees additional pledge(s) by executing or procuring to execute the Share Pledge Agreement Supplement confirming that such Additional Shares are within the scope of this Agreement and take or cause to be taken any and all actions necessary or desirable and requested by the Pledgees including but not limited to the delivery to the Pledgees of the share certificates representing the Additional Shares.

6.1.h. In the event that the Pledgor raises capital through its Affiliates prior to the Release Date, the Pledgor shall, and shall cause the Company to: (a) ensure that the Pledgee maintains a pledge over 20% of the total share capital of the Company until the Release Date; (b) sign and/or procure to sign and deliver to the Pledgees, (i) a Share Pledge Agreement Supplement in the form set out in Schedule 4 hereto; and (ii) any other undertaking, agreement or any other documents upon the request of the Pledgees; and (c) endorse and/or procure to endorse the additional share certificates representing such Additional Shares by pledge endorsement and deliver such certificates to the Pledgees, on the date when the Additional Shares are issued with respect to the Additional Shares referred to in paragraph (xi) above; and (d) comply with the other requirements stipulated hereunder in relation to such Additional Shares. For the avoidance of doubt, the Company shall be permitted to raise capital through third parties if funds are required on an emergency basis, and in that event, the provisions of this clause 6.1.h. shall not apply.

6.1.i. The Pledgor hereby (a) agrees that each Share Pledge Agreement Supplement shall be deemed as an integral part of this Agreement and that the Share Pledge shall include all shares or other equity securities listed in the attachment of the Share Pledge Agreement Supplement in compliance with all purposes under this Agreement, and (b) authorizes the Pledgees, at their sole cost, to take all further actions necessary to establish and perfect the security interest granted under each Share Pledge Agreement Supplement or which the Pledgees may deem necessary or may request. Each Share Pledge Agreement Supplement shall be deemed as the supplementary part of this Agreement and the pledge to be established over such Additional Shares shall be constituted as a part of the Share Pledge under the purposes of this Agreement. The Pledgor hereby undertakes to deliver and ensure the deliverance by the Company of the additional documents that the Pledgees may request under the Additional Shares or the Share Pledge Agreement Supplement to the Pledgees.

6.1.j. The Pledgor shall promptly take and shall cause the Company to take any other action reasonably necessary or desirable or reasonably requested by the Pledgees to ensure the establishment, perfection, enforcement or protection of first degree and first ranking pledge over the Pledged Shares, including without limitation (a) to comply with any relevant provision of any relevant law, statute, regulation, bylaw or other legislation of the Republic of Türkiye as to any Pledged Shares (b) to obtain all kinds of consent and approval which may be necessary under and/or in relation to the Pledged Shares; and (c) taking all necessary actions required by law as applicable in any relevant jurisdiction or by other law as applicable in any jurisdiction. The Parties agree that there is no governmental approval required to be obtained for the establishment and perfection of the Pledged Shares. For the avoidance of doubt, in case of a sale pursuant to clause 4 of this Agreement, the Pledgor shall provide all information, documents and any other instruments reasonably necessary to cooperate with the nominee who has purchased the Pledged Shares, to obtain any necessary regulatory approvals from the Banking Regulation and Supervision Agency, Central Bank of the Republic of Türkiye and Information Technologies and Communication Authority.

6.1.k. The Pledgor hereby accepts not to use votes in the general assembly of the Company in relation to the amendment of the articles of association of the Company in a manner which may affect, reduce or nullify any of the rights and authorities of the Pledgees arising from this Agreement, excluding whereby an obligation of the Pledgor to amend or vote for the amendment of articles of association of the Company is explicitly stipulated in the Stock Purchase Agreement or a prior written consent is given by the Pledgees in this respect; provided, however, that the foregoing shall not limit or restrict the Pledgor from taking any actions contemplated by the Stock Purchase Agreement, including, but not limited to, the reclassification of Class A Shares as Class B Shares and/or the reclassification of all Class A and Class B Shares as common stock or ordinary shares.

6.1.l. Until the occurrence of an Event of Default, the Pledgor shall be entitled to exercise the voting rights provided by Pledged Shares to it in a way that does not adversely affect or abolish the Share Pledge or cause this Agreement to be invalid; upon the occurrence of any Event of Default under this Agreement, voting rights and rights to attend the general assembly shall be exercised by the Pledgees in accordance with the authorization granted under this Agreement. In this respect, upon the occurrence of any Event of Default, the rights to attend the general assembly meetings and the voting rights shall be exercised by the Pledgees without the need to any other transaction or any further document, the terms of this Agreement by themselves constitute a duly issued authorization document with respect to the utilization of the rights to attend the general assembly meeting and voting rights. The Pledgor acknowledges, declares and undertakes (i) that the Pledgor appoints the Pledgees to be its attorney in relation to the Pledged Shares on its behalf to exercise, or delegate the exercise of, any of the rights, powers and authorities conferred on them by or pursuant to this Agreement or by law (ii) that the Pledgees are entitled to use such authorizations at their reasonable discretion and commensurate with what is needed to protect their interests, that the Pledgor shall not raise any claims regarding the liabilities of the Pledgees in this respect (iii) that the purpose of the authorization granted to the Pledgees is to exercise voting rights and rights to attend the general assembly to procure the satisfaction and collection of the Secured Obligations and that the Pledgor waives their rights granted to themselves as the principal under article 429 of the Turkish Commercial Code to the extent permitted by law, (iv) that the Pledgees are not obliged to obtain any instruction from the Pledgor before any general assembly meeting, (v) the Pledgor has given an irrevocable and invariable instruction to the Pledgees in order for the Pledgees to perform all transactions which it deems reasonably necessary to procure the satisfaction and the collection of the Secured Obligations, that there is no need to provide any further instruction in this respect. The Pledgor undertakes not to revoke and/or restrict, in any way, the authorization granted under this Agreement. The Pledgor hereby accepts and undertakes that it shall not make any request or claim to the Pledgees due to the appointment of the Pledgees as proxy (representative) or exercise of the voting rights by the Pledgees in any way, to waive all of their rights and claims against the Pledgees under this Agreement which may arise due to non-compliance of the Pledgees with the instructions of the Pledgor and to indemnify the Pledgees against all damages and losses incurred by the Pledgees in this respect.

6.1.m. In addition to the provisions contemplated under clause 6.1.l. above, the Pledgor acknowledges, declares and undertakes to completely and duly deliver the General Instruction in the form and the substance as set out under the Schedule 4 and the Representation Certificate in the form and the substance as set out under the Schedule 2 and to submit such to the Pledgees on the Signing Date. The Pledgor shall not revoke and/ or restrict, or purport to revoke and/or restrict, in any way, the authorization granted under the General Instruction in the Schedule 3 and the Representation Certificate in the Schedule 2.

6.1.n. Without prejudice to the enforceability of the provisions contemplated under clauses 6.1.l. and 6.1.m. above and without the interpretation that the opportunity of the Pledgees to benefit the rights granted to it under such articles have been restricted in any way; in the event the Pledgees deem that it is necessary to exercise these rights in such way and requests to do so, in addition to the General Instruction in the form and the substance as set out under the Schedule 3 and the Representation Certificate in the form and the substance as set out under the Schedule 2, the Pledgor, upon the request of the Pledgees, shall submit to the Pledgees an instruction and/or representation certificate in the form and substance satisfactory to the Pledgees within 5 (five) Business Day as of each request at the latest and in any case, before the general assembly meeting. The Pledgor acknowledges, declares and undertakes that, the Pledgees may exercise the voting rights in the general assembly meetings in accordance with the provisions of this Agreement in case of the failure by the Pledgor to submit such documents and that no general assembly or similar meeting in which the Pledgor required to exercise the voting rights shall be convened before the Pledgees are able to exercise the voting rights.

7. ADDITIONAL PROVISIONS REGARDING THE SHARES

7.1. The Pledgees shall have no duty or liability to preserve rights pertaining to the Pledged Shares (except for proper safekeeping, the preservation of the physical existence of the share certificate) and shall be relieved of all responsibility in relation to the Pledged Shares under this Agreement upon the receipt of the Share Certificates to the Pledgor as of the Release Date as provided for in clause 9 of this Agreement. The Pledgor agrees and undertakes that the Pledgees shall have no responsibility for:

7.1.a. ascertaining or taking action with respect to calls, conversions, correspondence, exchanges, maturities, changes, tenders or any other matters or the obligations of the Pledgor relating to any of the Pledged Shares, whether or not the Pledgees have or are deemed to have knowledge of such matters provided, however, that the foregoing shall not limit or restrict the Pledgor from taking any actions contemplated by the Stock Purchase Agreement, including, but not limited to, the reclassification of Class A Shares as Class B Shares and/or the reclassification of all Class A and Class B Shares as common stock or ordinary shares, or

7.1.b. taking any measures deemed necessary by the Pledgees acting reasonably to preserve rights in relation to any of the Pledged Shares from any third parties.

7.2. The Pledgees shall not be responsible to the Pledgor for any loss, liability, cost, claim, action, demand or expense incurred by the Pledgor in respect of the Pledged Shares.

7.3. The Pledgees shall act together and not separately. The Pledgess shall send the same instruction to the Pledgor. The Pledgor shall not be obliged to take into account different instructions from the Pledgees on the same issue.

8. TERM

8.1. This Agreement shall enter into force and be binding on the Parties and their successors on the Signing Date of this Agreement.

8.2. This Agreement shall continue to be in effect until the Release Date.

9. RELEASE OF THE SHARE PLEDGE

9.1. Once the all of the Secured Obligations and all other obligations have been fully and finally paid and discharged, the Pledgees shall, upon request from and at the cost of the Pledgor and subject to the provisions in this Agreement, release, without recourse or warranty as promptly as possible, in any event within seven (7) Business Days as of the receipt of such request, the Pledged Shares from the Share Pledge (the "**Release Date**").

10. OTHER PROVISIONS

10.1. Notices

10.1.a. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when personally delivered, upon transmission by: (i) e-mail (provided that the e-mail is confirmed by the recipient thereof and the sending party does not receive an automatically generated message from the recipient's e-mail server that such e-mail could not be delivered to such recipient), (ii) one (1) day after deposit with FedEx or similar overnight courier service, or (iii) three (3) days after being mailed by first-class mail, return receipt requested; provided that if any communication would otherwise become effective on a non-Business Day, it shall instead become effective on the next Business Day. Notices, demands, and communications to the Parties shall, unless another address is specified by written notice to the other Parties in accordance with this clause 10.1, be sent to the addresses indicated below:

Pledgees
[•]
Attention: Tolga Babalı
E-mail: [•]

With copies to (which notice shall not constitute notice):
  Sullivan & Cromwell LPP - 125 Broad Street New York, NY 10004
  Attention: Scott B. Crofton
  E-mail: croftons@sullcrom.com
and
  Kabine Law Office – Büyükdere Cad. No. 195, D:6, 34394, Levent, İstanbul, Türkiye
  Attention: Tuvan Yalım
  E-mail: tyalim@kabinelaw.com

Pledgor

Joint Stock Company Kaspi. kz - 154A Nauryzbai Batyr Street Almaty, 050013, Kazakhstan
Attention: Mikheil Lomtadze and Yuri Didenko
E-mail: [•]

With copies to (which notice shall not constitute notice):
   DLA Piper LLP (US) – 1251 Avenue of the Americas New York,, NY 10020
   Attention: Jonathan Klein
   E-mail: Jonathan.klein@us.dlapiper.com
and
   Akol Law – Esentepe Mahallesi, Kanyon Ofis Binası Büyükdere Cad. No: 185 Kat: 18 34394 İstanbul, Türkiye
   Attention: Meltem Akol
   E-mail: makol@akol.av.tr

10.1.b. Any of the Parties may change its address in this Agreement by notifying in writing the other in accordance with this clause 10.1, such notification to take effect upon receipt by the Party so addressed. Otherwise, all notices made to the foregoing addresses shall be deemed to have been duly received by the recipient.

10.2. This Agreement constitutes an integral part of the Stock Purchase Agreement. For the avoidance of doubt, this Agreement does not in any way impede the execution of the Stock Purchase Agreement and the performance by the Parties of their respective obligations arising out of or in connection with Stock Purchase Agreement. The Parties hereby agree that the Pledgees may have recourse to any remedies to secure the Deferred Cash Consideration available to them under the Stock Purchase Agreement and that this Agreement does not in any way preclude recourse to mechanisms arranged under the Stock Purchase Agreement and the governing law agreed therein.

10.3. This Agreement may not be amended, modified or supplemented except in a separate writing signed by both Parties expressly so amending, modifying or supplementing this Agreement. Any provision of this Agreement may be waived by the Party entitled to the benefit thereof, if in writing and signed by the Party entitled to the benefit thereof. No failure or delay by either Party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

10.4. This Agreement and any claims or disputes arising out of or relating to this Agreement will be governed by and construed in accordance with the Laws of the Republic of Türkiye, without giving effect to any choice of law principles that would mandate the application of laws of another jurisdiction. The Parties irrevocably agree that İstanbul Central Courts (*Çağlayan*) and Execution Offices shall have the exclusive jurisdiction to hear and determine any lawsuit, action or proceeding and to settle any disputes and all matters arising out of or in connection with this Agreement.

10.5. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision of this Agreement, which will remain in full force and effect.

10.6. No failure on the part of the Pledgees to exercise, or delay in exercising any of the rights, powers and remedies provided by this Agreement or by law shall operate as a waiver thereof, nor shall any single or partial waiver of any such right, power or remedy preclude any further or other exercise thereof or of any other such right, power or remedy. The rights and remedies of the Pledgees provided herein are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law.

10.7. Any assignment of this Agreement, in whole or in part, by operation of law or otherwise by the any Party without the prior consent of the other Party will be void.

10.8. This Agreement will be binding upon the Parties, and inure to the benefit of, and be enforceable by, and their respective successors and respective assigns.

10.9. This Agreement has been prepared and executed in Turkish and English in dual column, and the Turkish version shall govern and prevail in the event of any conflict.[1]

10.10. Each Pledgee hereby irrevocably authorizes and appoints HVDB as their representative to take or cause to be taken all actions and to do or cause to be done all the things necessary or reasonably requested by the Pledgor under this Agreement. The Pledgor shall have no liability for dealing with HVDB only (on behalf of the other Pledgees) and shall be entitled to accept all instructions and authorizations from HVDB (on behalf of all Pledgees) without further verification. HVDB may appoint and act through her agents in relation to the authorities conferred to her herein. In such case, HVDB will notify the Pledgor of such appointment promptly in writing.

10.11. The Parties hereto have caused this Agreement to be executed by themselves or their duly authorized representatives in force and effect as of the date first above written, in six (6) original copies with one original copy provided for each Pledgee and the Pledgor.

---

[1] **Note:** This Agreement will be executed in Turkish and English, in dual column.

PLEDGEES:

HANZADE VASFİYE DOĞAN BOYNER

By: _____
    Name:

VUSLAT DOĞAN SABANCI

By: _____
    Name:

YAŞAR BEGÜMHAN DOĞAN FARALYALI

By: _____
    Name:

ARZUHAN DOĞAN YALÇINDAĞ

By: _____
    Name:

IŞIL DOĞAN

By: _____
    Name:

PLEDGOR:

JOINT STOCK COMPANY KASPI.KZ

By: _____
    Name:
    Title:

SCHEDULE 1

Pledged Shares

Serial No.	Share Certificate No.	Shareholder	Share Class	Number of Shares	Total Value (TRY)
[•]	[•]	[•]	[•]	[•]	[•]
[•]	[•]	[•]	[•]	[•]	[•]
[•]	[•]	[•]	[•]	[•]	[•]

SCHEDULE 2

Representation Certificate

PRINCIPAL
Name Surname – Title
Tax ID/ MERSIS No:
Address:

REPRESENTATIVE
Name Surname – Title
Tax ID/ MERSIS No:
Address:

NUMBER AND TOTAL NOMINAL VALUE OF THE DEPOSITED SHARES:
Capital:
Share Amount:
Vote Amount:
Address:

The authorization granted to the representative in relation to utilization of the right to attend the general assembly meeting arising out of the abovementioned shares/share certificates held by the representative and the right to vote in relation to agenda items at its own discretion, also includes the right to appoint third parties as proxy in this respect. [Date]

For the avoidance of doubt, the authorization under this Representation Certificate is issued for an indefinite period and has not been granted in order to exercise such rights only a specific general assembly meeting. Additionally, this Representation Certificate enables the representative to use the authorization granted hereby in relation to the shares stated above and to use such rights on any and all shares that we may acquire in [the Company] (including but not limited to share transfers and/or capital increases) after the issuance of this Representation Certificate.

Principal
[•]

Representative
[•]

SCHEDULE 3

General Instruction

In accordance with the Share Pledge Agreement dated [•], [*Name of the Pledgee*] is authorized for indefinite period and not being limited to any specific general assembly meeting to exercise, as it deems appropriate, the voting rights (including but not limited to the right to vote in the general assembly and/or electronic general assembly, the right to add an item to agenda, the right to negotiate agenda items) in relation to my shares in the share capital of the Company, the details of which are set out below and the voting rights and rights to attend to general assembly arising out of such shares.

For the avoidance of doubt, the authorization under this General Instruction is issued for an indefinite period and has not been granted in order to exercise such rights only at a specific general assembly meeting. Additionally, the General Instruction gives the Representative the right to exercise the authorization provided under this General Instruction without need for any further authorization in terms of not only the shares stated below, but also all the shares in the share capital of the Company to be acquired by the Pledgor in any way (including but not limited to the capital increase and/or the share transfer) following the issuance date of this General Instruction.

Name of the Pledgor: [•]

Capital Amount: [•]

Share Amount: [•]

Vote Amount: [•]

Address: [•]

SCHEDULE 4

Share Pledge Agreement Supplement

This share pledge agreement supplement dated [•] (the "Share Pledge Agreement Supplement"), is executed and delivered pursuant to clause 6.1.h of the Share Pledge Agreement referred to below. The terms defined in the Share Pledge Agreement and not otherwise defined herein are used as therein defined.

Joint Stock Company Kaspi.kz (the "Pledgor") hereby irrevocably and unconditionally establishes in favour of Hanzade Vasfiye Doğan Boyner, Vuslat Doğan Sabancı, Yaşar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ, Işıl Doğan (the "Pledgees"), a first degree and first ranking pledge over the shares and other equity securities listed in Exhibit A attached hereto and all of the Pledgor's rights in relation therewith.

The Pledgor agrees that (i) this Share Pledge Agreement Supplement is deemed as a schedule and an integral part of the Share Pledge Agreement, dated [•] (as amended, supplemented or otherwise modified from time to time, the "Share Pledge Agreement"), and made between the Pledgees and the Pledgor and (ii) the shares and other equity securities listed in Exhibit A attached hereto are deemed as a part of the Share Pledge under the Share Pledge Agreement. The Pledgor agree that the shares and other equity securities listed in Exhibit A attached hereto establish the Share Pledge for all purposes and are subject to the Share Pledge created by the Share Pledge Agreement.

The Pledgor irrevocably agree and undertake to (i) endorse the Share Certificates with pledge endorsement and deliver such to the Pledgees and to provide the Pledgees with the notarized copies of a board of directors resolution in substance satisfactory to the Pledgees, [unanimously] resolving that the Share Certificates are endorsed with pledge endorsement and delivered to the Pledgees and (ii) the notarized copies of the relevant pages of the Company's share ledgers evidencing that the Share Pledge is duly registered.

The Pledgor hereby certifies that the representations and warranties set forth in clause 5 of the Share Pledge Agreement are true and correct with respect to the Pledged Shares listed in Exhibit A attached hereto on and as of the date hereof.

EXHIBIT A

Serial No.	Share Certificate No.	Shareholder	Share Class	Number of Shares	Total Value (TRY)
[•]	[•]	[•]	[•]	[•]	[•]
[•]	[•]	[•]	[•]	[•]	[•]
[•]	[•]	[•]	[•]	[•]	[•]